1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

TABLE OF CONTENTS

SIGNATURES
TSMC May 2006 Sales Report
Hsinchu, Taiwan, R.O.C. — June 9, 2006 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for May 2006: on an unconsolidated basis, sales were NT$26,770 million, a decrease of 1.4 percent from April 2006 and an increase of 37.2 percent over May 2005; revenues for January through May 2006 totaled NT$131,226 million, an increase of 39.5 percent over the same period in 2005.
On a consolidated basis, net sales for May 2006 were NT$27,124 million, a decrease of 1.0 percent from April 2006.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2006*	2005	Increase (Decrease) %
May	26,770	19,508	37.2
January through May	131,226	94,064	39.5

* Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
June 09, 2006
This is to report the changes or status of 1) sales volume, 2) Sales volume on a consolidated basis,
3) Funds lent to other parties, 4) endorsements and guarantees, and 5) financial derivative transactions for the period of May 2006.
1) Sales volume (in NT$ thousand)

Period	Items	2006	2005
May	Invoice amount	24,530,492	18,047,665
Jan - May	Invoice amount	121,272,695	88,831,194
May	Net sales	26,770,174	19,507,661
Jan - May	Net sales	131,225,894	94,064,283

2) Sales volume on a consolidated basis (in NT$ thousand)

Period	Items	2006
May	Net sales	27,124,244
Jan - May	Net sales	132,362,654

3) Funds lent to other parties (in NT$ thousand)

	Limit of lending	May	Bal. as of period end
TSMC	95,586,606	—	—
TSMC’s subsidiaries	31,633,747	3,710	1,120,665

* The deviation was due to the fluctuation in currency exchange rate.
4) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	May	Bal. as of period end
TSMC	119,483,257	6,360*	1,921,140
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		6,360	1,921,140
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—

* The deviation was due to the fluctuation in currency exchange rate.
5) Financial derivative transactions (in NT$ thousand)
    Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	0	0
Outstanding	Notional Amount	863,666	73,183,225	320,120	320,120
Contracts	Mark to Market Profit/Loss	3,620	(12,825)	2,555	(1,970)
Expired	Notional Amount	8,184,928	169,245,616	319,500	319,500
Contracts	Realized Profit/Loss	72,510	1,146,313	0	0

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 9, 2006	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer